Treasury - Investor Relations Department

VENDEXKBB

03007053

Securities and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

SUPPL

03 MAR -3 AM 7:21

| Date | Telephone number | Fax number | Reference |
|---|---|---|---|
| 20 February 2003 | +31-20 - 5490 509 | +31-20 - 6461 099 | T03-030/gl |

**Subject: Rule 12g3-2 (b); File no. 82-4120.**

PROCESSED
MAR 10 2003
THOMSON FINANCIAL

Dear madam/sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-3(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Royal Vendex KBB N.V. is subject to the Exchange Act.

Very truly yours,
For and on behalf of J.N.M. Zomer,
Corporate Treasurer - Investor Relations Manager,

Grace E. Lapré, secretary

dw 3/3

File no. 82-4120

VENDEXKBB

PRESS RELEASE

Amsterdam, January 14, 2003

## V&D takes over Vendopolis shares from Achmea

Vroom & Dreesmann Warenhuizen B.V., part of the retail group Royal Vendex KBB N.V., is to become the 100 percent owner of the insurance company Vendopolis B.V, based in Utrecht. V&D, which has a participating interest of 45% in Vendopolis, intends to take over the remaining shares (55%) from Achmea Verzekeringsholding N.V. The works councils involved has been asked for their advice.

The transaction is in line with the strategy of V&D and its parent company Vendex KBB to play a more active role in the area of financial services. Vendopolis is an intermediary in the business of financial products, in particular insurances. These products are sold by V&D under its own name over its own counters in the largest 29 V&D department stores. By taking full control over these activities impetus can be given to the sale of financial products via the department store.

Other operating companies of the Group (HEMA, Bijenkorf) are also working on plans to offer financial products to their customers. For product development, advice and support Vendex KBB last year set up a new Group activity under the name Vendex KBB Consumer & Financial Services B.V. This company will be closely involved in the expansion and exploitation of the Vendopolis package of services. As far as can be foreseen, the transaction will have no consequences for the ninety employees of Vendopolis. They will keep their jobs with Vendopolis under their present terms of employment.

Public relations
Peter van Bakkum, Tel. +31-20 - 5490 432

Investor relations
Marius Zomer, Tel. +31-20 - 5490 509

PRESS RELEASE

VENDEX KBB

Amsterdam, January 14, 2003

# V&D takes over Vendopolis shares from Achmea

Vroom & Dreesmann Warenhuizen B.V., part of the retail group Royal Vendex KBB N.V., is to become the 100 percent owner of the insurance company Vendopolis B.V, based in Utrecht. V&D, which has a participating interest of 45% in Vendopolis, intends to take over the remaining shares (55%) from Achmea Verzekeringsholding N.V. The works councils involved has been asked for their advice.

The transaction is in line with the strategy of V&D and its parent company Vendex KBB to play a more active role in the area of financial services. Vendopolis is an intermediary in the business of financial products, in particular insurances. These products are sold by V&D under its own name over its own counters in the largest 29 V&D department stores. By taking full control over these activities impetus can be given to the sale of financial products via the department store.

Other operating companies of the Group (HEMA, Bijenkorf) are also working on plans to offer financial products to their customers. For product development, advice and support Vendex KBB last year set up a new Group activity under the name Vendex KBB Consumer & Financial Services B.V. This company will be closely involved in the expansion and exploitation of the Vendopolis package of services. As far as can be foreseen, the transaction will have no consequences for the ninety employees of Vendopolis. They will keep their jobs with Vendopolis under their present terms of employment.

Public relations
Peter van Bakkum, Tel. +31-20 - 5490 432

Investor relations
Marius Zomer, Tel. +31-20 - 5490 509

File no. 82-4120

VENDEXKBB

PRESS RELEASE

Amsterdam, January 24, 2003

# Vendex KBB improves position of certificate holders

Royal Vendex KBB N.V. intends to adjust the rules relating to corporate governance and improve the position of certificate holders. A proposal to amend the articles of association to that effect will be dealt with at the annual general meeting on May 14, 2003.

In making this adjustment the Group is anticipating the changes of the law in the Netherlands which are expected in the course of 2003. The Act for the amendment of the corporate structure rules mentions among others a number of situations in which certificate holders can obtain a power of attorney to exercise a voting right in the general meeting. That possibility is ruled out under the Act of amendment in the case, among others, of a hostile takeover bid. Upon ratification of the amending Act the shareholders of 'structure companies' like Vendex KBB will receive substantially more rights, in particular in the case of appointments and where approval is required for decisions concerning major investments and divestments.

Anticipating the changes to the law Vendex KBB will offer holders of common share certificates the possibility to exercise the voting right attaching to the underlying shares at a general meeting of shareholders. In conformity with the Amending Act this possibility is ruled out in the case of among others a hostile takeover bid. In this respect Vendex KBB follows the text of the Act.

**Voting right**
Certificate holders of Vendex KBB who wish to make use of their voting right receive an unrestricted power of attorney for the duration of the general meeting. Powers of attorney are not granted or will be rescinded if the company is among others confronted with a hostile takeover. This does not alter the right of certificate holders, provided they are natural persons, under all circumstances to exchange their certificates for vote-qualified certificates up to a maximum of 1% of the share capital.

Moreover, in the event of a hostile takeover the 'Stichting preferente aandelen C' may acquire so-called 'protection prefs' in the company up to a maximum of 50% of the total issued capital.

**Withdrawal of preferred class B shares**
The proposal to amend the articles of association further provides for the withdrawal of the preferred class B shares. This amendment simplifies the capital structure. These preferred shares represent only a small part of the company's value, whereas they account for more than 30% of the voting right. The withdrawal of these 'prefs' is pursuant to the withdrawal of preferred class A shares in 2001.

Public relations
Peter van Bakkum, Tel. +31-20 - 5490 432

Investor relations
Marius Zomer, Tel. +31-20 - 5490 509

File no. 82-4120

VENDEXKBB

PRESS RELEASE

Amsterdam, February 19, 2003

## Satisfactory sales growth despite economic downturn

Royal Vendex KBB N.V. achieved in the fiscal year 2002/03 a satisfactory sales growth for most of its business units, in spite of the strong economic downward trend during the year. On a comparative basis (both 52-week years and minus the effects of acquisition and divestments), net sales increased by 2.3%. The business units that showed growth were Fashion (+9.4%), Bijenkorf (+5.0%), DIY (+4.0%), HEMA (+2.9%) and Consumer Electronics (+1.7%). The sales of V&D were slightly down (-2.6%). V&D is currently executing an extensive revitalisation. All related objectives to clean up the inventories position have been achieved.

During the fiscal year the effects of the weak economy were felt increasingly by all business units. Consumer confidence declined further in the Netherlands, reaching its lowest point in almost twenty years in January 2003. In Belgium and France the trend was also sliding, but not as much as in the Netherlands. The situation in Germany was depressed; retail trade experienced its worst downturn since more than fifty years. In the Netherlands consumer behaviour was increasingly influenced by special offers and bargain sales. All of Vendex KBB's retail formats employed price and campaign tools successfully.

Total net sales of the continuing activities was nearly EUR 4.4 billion in 2002/03 (52 weeks), including EUR 310 million from the Belgian DIY chain Brico, which was taken over as of April 1, 2002. The net sales for the previous fiscal year 2001/02 (53 weeks) was over EUR 4 billion, of which approx. 1.5% was gained in week 53.

Because of the difference in the number of weeks in the fourth quarter and a shift in starting date of this quarter, the reported sales figures for the fourth quarter of 2002/03 and 2001/02 cannot be compared. When corrected for these effects, sales of the continuing activities rose nearly 8% in the fourth quarter, of which 7% is attributable to the acquisition of Brico.

Fashion had an outstanding fourth quarter, realising substantially accelerated growth. The sales of V&D and Bijenkorf developed approximately in line with the first three quarters, however, Bijenkorf suffered a sizeable blow in the business-to-business sale of Christmas gifts (Bijenkorf Business Cadeau). DIY and Consumer Electronics showed a slight slowing-down in growth in line with economic developments. HEMA's sales dropped fractionally compared with the very good fourth quarter of the previous fiscal year, when the distribution of the 'Eurokit' and the 75th anniversary promotional activities generated top sales.

Public relations
Peter van Bakkum, Tel. +31-20 - 5490 432

Investor relations
Marius Zomer, Tel. +31-20 - 5490 509

*The following commentary on the sales figures per business unit for the whole year reflects a comparison based on a year of 52 weeks. For the fourth quarter the basis is a commercial comparable period of 13 weeks.*

**HEMA**

HEMA's annual sales grew by 2.9%. In the fourth quarter sales were almost equal. In the Netherlands, HEMA achieved somewhat lower sales with approximately the same number of outlets than in 2001/02, when sales were strongly stimulated by anniversary campaigns and the run on the Eurokit. Sales rose in Belgium during the fourth quarter by circa 15%, partly due to expansion (three additional outlets). The first two pilot stores in Germany developed satisfactorely, after a strong start. In March, HEMA will open a third German pilot store (1,700 $m^2$) in the centre of Essen.

**V&D**

Annual sales of V&D decreased by 2.6%. In the fourth quarter sales dropped by over 2%, mainly due to the rigorous cleaning up of inventories at high discounts, to create space for the new, fast-changing 2003 collections. By the end of the fiscal year, old inventories had been completely cleared. The 'new generation' V&D department stores in Enschede and Maastricht (re-opened in October and November) are performing as expected. During the current year, elements of the new store presentation will be introduced in twenty other outlets (accounting jointly for half of V&D's sales).

**Bijenkorf**

Bijenkorf recorded for the year a 5% higher sales figure. This is almost entirely due to expansion (three fashion outlets, opened in September 2001, and a new department store in Enschede as of the end of August 2002). In the fourth quarter, sales development (+2.4%, including expansion) was strongly affected by the disappointing sales of Christmas gifts by Bijenkorf Business Cadeau. Store sales, excluding expansion, were slightly above previous year.

**DIY**

Annual sales of DIY rose by 47%. Excluding the Belgian DIY chain Brico, which was consolidated from 1 April 2002, the increase was 4%. In the fourth quarter, sales increased more than 41% (without Brico –1%). The most important formula in the Netherlands, Praxis, achieved in the fourth quarter higher store sales. Due to destocking, deliveries to franchisees were lower. Formido's sales were lower than in the last quarter of the previous year, when the 25th anniversary campaigns resulted in considerably higher sales. The sales of Brico increased by 7%, compared to the fourth quarter of the previous year.

**Fashion**

Fashion's annual sales rose by 9.4%. In the fourth quarter sales increased by nearly 13%. This increase reflects good progress of business in all the fashion chains. Of the three chains, Hunkemöller was clearly the top performer in the fourth quarter. Double-digit growth was achieved with about the same number of shops in all six countries where the chain operates, even in Germany, where the market was under pressure. This excellent development is partly due to a more fashionable and up-to-date collection, as well as an improved shop presentation. The introduction of Hunkemöller in France is going well.

M&S Mode achieved higher sales in the fourth quarter in almost all of the countries where it is established. The formula has focussed on increasing stock turns which had a favourable impact on sales. The sales increase in the Benelux during the third and fourth quarters did not quite compensate for the large shortfall incurred in the second quarter, resulting in a slightly lower annual sales in those countries. In Germany, where the market situation continued to be difficult, sales decreased slightly in the fourth quarter. In France, fourth quarter sales and annual sales rose considerably. This was partly due to expansion (+18 shops). After opening in November 2002, the first Spanish pilot stores achieved excellent sales figures. As in France, M&S Mode appears to have found a special niche in the Spanish market.

During the fourth quarter, Claudia Sträter felt the effects of declining consumer confidence more than in the previous ones. This was especially the case in the Netherlands where, with one store more (Groningen, opened in December 2002), sales growth was limited. Thanks to Belgium/Luxembourg and wholesale, the total quarter's sales rose marked, as a result of which the fiscal year was rounded off satisfactory. Meanwhile a contract has been signed for a pilot store in Germany (Münster). This store will be opened in the second half of this year.

**Consumer Electronics**
Annual sales for Consumer Electronics showed an increase of 1.7%. Fourth quarter sales increased circa 1%. The electronics market experienced difficulties during the last quarter, especially in domestic appliances (white and brown goods) and PCs. Sales of game computers and software (CDs and DVDs) and digital photography remained on track.

Dixons, the market leader in games and digital photography, achieved increased sales in the fourth quarter, mainly due to expansion (+5 stores). With three additional outlets the sales of computer specialist Dynabyte remain equal. The fourth quarter sales of It's (strong in household white goods) were under pressure. On the other hand, Modern Electronics performed much better than in its weak last quarter of 2001/2. Due to the restructuring of the beginning of this year, a clearly higher sales figure was achieved with twenty outlets less.

VENDEXKBB

NET SALES 4th QUARTER AND FISCAL YEAR

| *(x EUR million)* | Net sales 4th quarter 2002/03 13 wk | 2001/02 14 wk | Change in % | Comparable * | Net sales fiscal year 2002/03 52 wk | 2001/02 53 wk | Change in % | Comparable * |
|---|---|---|---|---|---|---|---|---|
| HEMA | 254 | 278 | *– 8.6* | **– 0.8** | 933 | 924 | *+ 1.0* | **+ 2.9** |
| V&D | 237 | 258 | *– 8.1* | **– 2.1** | 856 | 890 | *– 3.8* | **– 2.6** |
| Bijenkorf | 129 | 134 | *– 3.7* | **+ 2.4** | 420 | 406 | *+ 3.4* | **+ 5.0** |
| Do-It-Yourself | 257 | 194 | *+32.5* | **+ 41.2** | 1.066 | 737 | *+44.6* | **+ 46.6** |
| Fashion | 115 | 110 | *+ 4.5* | **+ 12.7** | 455 | 424 | *+ 7.3* | **+ 9.4** |
| Consumer Electronics | 179 | 189 | *– 5.3* | **+ 1.1** | 589 | 590 | *– 0.2* | **+ 1.7** |
| | **1,171** | **1,163** | *+ 0.7* | **+ 7.9** | **4,319** | **3,971** | *+ 8.8* | **+ 10.5** |
| Other activities | 12 | 11 | | | 38 | 47 | | |
| **Continuing activities** | **1,183** | **1,174** | *+ 0.8* | **+ 7.9** | **4,357** | **4,018** | *+ 8.4* | **+ 10.2** |
| Discontinued activities | 1 | 295 | | | 360 | 940 | | |
| Total net sales | 1,184 | 1,469 | | | 4,717 | 4,958 | | |

** The fiscal year 2001/02 comprised 53 weeks. For the purpose of comparison the sales figures over the fiscal year have to be reviewed on the basis of 52 weeks. For the fourth quarter commercial comparable periods of 13 weeks are the basis.*

| | |
|---|---|
| *- 4th quarter 2002/03 (13 weeks):* | *November 4 up to and February 2* |
| *- 4th quarter 2001/02 (13 weeks, comparable):* | *November 5 up to and February 3* |
| *- 4th quarter 2001/02 (14 weeks, reported):* | *October 29 up to and February 3* |

*The proportional changes in relevance for purpose of comparison are shown in the boxed columns.*

SPECIFIC EXPLANATORY NOTE

In connection with the sale of six Vendex KBB companies to CVC Capital Partners effective as of July 31, 2002, and the closure of Dixtone in May and the sale of America Today in December 2002, the comparative figures for Consumer Electronics and Fashion have been adjusted. The system of adjustment is the same as earlier used for Kreymborg, Kien, Amici and FAO Schwarz. In summary :

- Do-It-Yourself: Praxis, Formido and Brico (as of 1 April 2002). The French, Spanish and Portugese activities of Brico are not consolidated, in view of the formal sale to Leroy Merlin.
- Consumer Electronics (previously Hard Goods): Dixons, Dynabyte, It's, Modern Electronics and Prijstopper.
- Fashion: M&S Mode, Hunkemöller and Claudia Sträter.
- Other activities: Schaap & Citroen, AudioSonic and Vendex KBB IT Services.
- Discontinued activities: FAO Schwarz (sold January 2002), Dixtone (closed down May 2002), Kijkshop Belgium (closed down spring 2002), formats sold to CVC (as of July 31, 2002): Prénatal and Scapino (previously Fashion), Hans Anders optician's group, Siebel jeweller's group, Kijkshop and Perry Sport (previously Hard Goods) and America Today (management buy-out in December 2002; previously Fashion).

***The sales figures have not been audited by the external auditors.***

NET SALES PER QUARTER

| *(x EUR million)* | 2001/02 I | 2001/02 II | 2001/02 III | 2001/02 IV 14 wk | 2002/03 I | 2002/03 II | 2002/03 III | 2002/03 IV 13 wk |
|---|---|---|---|---|---|---|---|---|
| HEMA | 211 | 207 | 228 | 278 | 221 | 217 | 241 | 254 |
| V&D | 209 | 202 | 221 | 258 | 201 | 195 | 223 | 237 |
| Bijenkorf | 81 | 80 | 111 | 134 | 90 | 83 | 118 | 129 |
| Do-It-Yourself | 179 | 195 | 169 | 194 | 228 | 312 | 269 | 257 |
| Fashion | 91 | 119 | 104 | 110 | 103 | 122 | 115 | 115 |
| Consumer Electronics | 134 | 129 | 138 | 189 | 127 | 138 | 145 | 179 |
| | **905** | **932** | **971** | **1,163** | **970** | **1,067** | **1,111** | **1,171** |
| Other activities | 11 | 12 | 13 | 11 | 7 | 7 | 12 | 12 |
| **Total** | **916** | **944** | **984** | **1,174** | **977** | **1,074** | **1,123** | **1,183** |

NUMBER OF STORES *(at the end of the quarter)*

| | 2001/02 I | 2001/02 II | 2001/02 III | 2001/02 IV | 2002/03 I | 2002/03 II | 2002/03 III | 2002/03 IV |
|---|---|---|---|---|---|---|---|---|
| | **1,485** | **1,498** | **1,509** | **1,521** | **1,628** | **1,627** | **1,644** | **1,652** |

FINANCAL AGENDA

| | |
|---|---|
| Publication annual figures 2002/03 | April 8, 2003 |
| Annual General meeting of Shareholders | May 14, 2003 |
| Publication sales figures 1st quarter 2003/04 | May 14, 2003 |
| Publication sales figures 2nd quarter 2003/04 | August 13, 2003 |
| Publication half-yearly report 2003/04 | September 9, 2003 |
| Publication sales figures 3rd quarter 2003/04 | November 12, 2003 |